CTDC Acquires Xintang Media, Partners with Xinhua News Agency to Jointly Develop Xinhua
Multimedia Project

(29 April 2010, Hong Kong) – China Technology Development Group Corporation (“CTDC” or the “Company”; NASDAQ: CTDC) is pleased to announce that CTDC has entered into a Cooperation Framework Agreement (the “Agreement”) with Xintang Media Technology (Beijing) Ltd. (“Xintang Media”), shareholders of Xintang Media and the related companies to acquire Xintang Media indirectly. Xintang Media is a media and advertising agency company. CTDC will jointly develop the Xinhua Multimedia Project with Xintang Media and Xinhua News Agency.

Xinhua Multimedia is an information platform with flat-panel displays to be installed in government office buildings, elementary/high schools and public areas in China, through which Xinhua News Agency disseminates news and information in various formats.

According to the Agreement, CTDC will indirectly acquire (or in other controlling ways) the equity interests in Xintang Media, which will be settled by cash, CTDC shares and warrants with advance payment of US$5 million. The payment will be used for purchasing displays and developing the advertising business.

According to the Framework Agreement signed between Xintang Media and Xinhua News Info Centre in January 2010, Xintang Media is the sole exclusive advertising agent of Xinhua Multimedia Government Broadcast Network (“Government Network”) and entitled to the exclusive operation rights of other value-added businesses, as well as to the right of first refusal to make investments in other sub-projects of Xinhua Multimedia. Government Network has completed the pilot installation of flat-panel displays in Guangdong, Guizhou and Heilongjiang provinces.

In addition, Xintang Media, Xinhua News Info Centre and eight provincial branches (Guangdong, Guangxi, Shandong, Fujian, Guizhou, Anhui, Heilongjiang and Jiangxi) of Xinhua News Info Centre entered into the Exclusive Sub-agreements of Government Network (“Sub-agreement”) on April 28, which further established Xintang Media’s exclusive role as the advertising agent of Government Network and in operating other value-added businesses in these geographical areas. Xintang Media will continue to enter into agreements with other provincial branches of Xinhua News Info Centre.

Mr. Alan Li, Chairman of the Board & CEO of CTDC, said, “We are honored to partner with Xinhua News Agency and Xintang Media to implement Xinhua Multimedia Project. Xinhua Multimedia Project is a very significant media project as well as another very important information platform for Xinhua News Agency. This project leads CTDC into the new media advertising market in China, adding new revenues for CTDC, and creating value for shareholders. In the second half of 2010, CTDC will cooperate with Xinhua News Agency to install flat-panel displays in major cities of China, develop the advertising business and focus on generating returns for our shareholders.”

About “Xinhua Multimedia”:
Leveraging on the advanced cutting-edge digital network technology, distant audiovisual transmission technology, and the national e-government network and internet, Xinhua News Agency’s Multimedia Display Network (“Xinhua Multimedia”) aims to deliver news and information (including audio-videos, pictures and text etc.), such as government affairs information, stock quotes, weather forecast and advertising, through flat-panel displays installed in central and local government office buildings, elementary/high schools and public areas in China. Xinhua Multimedia Project consists of sub-networks of Xinhua Multimedia Government Broadcast Network and Xinhua Multimedia Campus Broadcast Network. Upon completion, Xinhua Multimedia will directly impact most of 70 million civil servants and 220 million students in China.

About CTDC:
CTDC is a growing integrated clean energy group based in China to provide solar energy products and solutions. CTDC’s major shareholders include China Merchants Group (http://www.cmhk.com), a state-owned conglomerate in China, and Beijing Holdings Limited, the largest offshore subsidiary established by Beijing Municipal Government. For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement:
Certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2008 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. CTDC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.